AMENDED & RESTATED TERM SHEET


     Reorganization, Share Exchange, Dissolution, and Liquidation to be Ordered by the Court pursuant to Settlement of Loch Harris Litigation


[Note: The parties executed a term sheet dated Jan. 7, 2003; an amendment dated Feb. 13, 2003; and a second amendment dated Mar. 7, 2003. This Amended & Restated Term Sheet combines & restates the original term sheet and the first and second amendments.]


     1.     Resolution of Case.  The settlement described in this Amended &
            ------------------
Restated Term Sheet, if approved by the Court, will fully resolve the case titled Mari L. Stassi and Robert Stewart, derivatively on behalf of Loch Harris, Inc.; and Richard C. Miller, Michael White, and Randy Shillingburg, on behalf of themselves and all others similarly situated, plaintiffs, v. Rodney A. Boone, Mark E. Baker, Charles Blackwell, and Robert B. Baker, defendants, Loch Harris, Inc., nominal defendant, No. GN200180 (Dist. Ct., 201st Jud. Dist., Travis County, Tex.).

     2.     Non-Admission of Liability.  By agreeing to settle, the individual
            --------------------------
defendants and nominal defendant Loch Harris do not admit any liability whatsoever with regard to any of the allegations set forth in the complaint. Similarly, plaintiffs and/or Loch Harris do not admit that any of their claims lack merit. The parties are settling to resolve a disputed controversy.

     3.     Final Judgment; Affected Class.  The parties intend that this
            ------------------------------
settlement will result in a final judgment containing releases as described in paragraph 4, below. For purposes of these releases, the class, if approved by the Court, will consist of all Loch Harris shareholders as of the date of preliminary approval of the settlement, except that the individual defendants and nominal defendant Loch Harris are excluded from the class. For settlement purposes, the individual defendants and Loch Harris will not contest this class. The parties will recommend that, for settlement purposes, the Court certify the class under Rule 42 of the Texas Rules of Civil Procedure.

     4.     Releases.  The final judgment will contain general releases as
            --------
follows:

          (a) By all named plaintiffs, all members of the class (except any members of the class who opt out of participation in the settlement), and Loch Harris, for the benefit of the individual defendants and their counsel and of nominal defendant Loch Harris and its counsel, of all claims that relate to or arise under in any way the facts alleged or that could have been alleged in the pleadings and/or the defendants' acts or omissions in connection with this litigation or the business of Loch Harris at any time prior to the date that this agreement receives final approval by the Court (except as otherwise provided in paragraph


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT

     7(i), below), including but not limited to claims under Sec. 16 of the Securities Exchange Act of 1934, 15 U.S.C. Sec. 78p.

          (b) By all individual defendants and nominal defendant Loch Harris, for the benefit of all named plaintiffs and their counsel, all members of the class (except any members of the class who opt out of participation in the settlement) and their counsel, and Loch Harris and its counsel, of all claims that relate to or arise out of acts or omissions in connection with this litigation or the business of Loch Harris at any time prior to the date that this agreement receives final approval by the Court (except as otherwise provided in paragraph 7(i), below). The final judgment will also provide that the individual defendants may not assert any claim they may have against Loch Harris to be collected, directly or indirectly, against CDEX shares or the proceeds thereof or any assets of Loch Harris in liquidation except as provided in paragraph 7(h) below. (This release does not, however, affect in any way the individual defendants' claims as shareholders of Loch Harris and participation in the distribution of CDEX shares by Loch Harris.)

Notwithstanding the above, the releases will not cover claims to carry out the terms of settlement.

     5.     Non-Effect on Governmental Action.  This settlement, including the
            ---------------------------------
releases contemplated herein, is not intended to affect or compromise in any way any investigation or proceeding brought or to be brought against individual defendants or Loch Harris by any governmental agency.

     6.     Exemption from Registration.  The settlement requires the exchange
            ---------------------------
of freely tradable and unrestricted securities exempted from registration pursuant to Sec. 3 of the Securities Act of 1933, 15 U.S.C. Sec. 77c, which provides in relevant part as follows:

     (a) Exempted securities. . . [T]he provisions of this title [15 U.S.C. Sec. Sec. 77a et seq.] shall not apply to any of the following classes of securities:

          (10) . . . [A]ny security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court

All named parties, individually and behalf of Loch, agree to cooperate and to use best efforts to comply with all applicable state blue sky laws pertaining to this distribution, including the possibility of obtaining legal opinions as necessary about compliance with exemptions under such blue sky laws, provided that Loch shall not be required to undertake the expense of a registration in any state unless, in the sole discretion of Loch's directors, the benefit to its shareholders is commensurate with the expense. This agreement is contingent on legality of the contemplated securities transactions


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT
          under the blue sky laws of the most relevant states. If the transactions are illegal under such laws and cannot be cured by reasonable effort or payment of modest fees, this agreement will be voidable by any of the undersigned.

     7.     Substantive Terms of Settlement.  The individual defendants and Loch
            -------------------------------
Harris will do the following, as soon as practicable or within the time frame specified after the Effective Date:

          (a) Each of the 48 million shares of CDEX that Loch Harris holds as "Shareholders Shares," plus each of the approximately 12 million remaining shares of CDEX that Loch Harris currently holds as "Loch's Shares" and that are not otherwise reserved or allocated below, will be issued and distributed to or on behalf of the Loch Harris shareholders (except any members of the class who opt out of participation in the settlement) through a reorganization and share exchange. The share exchange will be in proportion to the number of Loch Harris shares that shareholders (except any members of the class who opt out of participation in the settlement) hold as reported to a transfer agent or designee pursuant to a claim procedure. To the extent feasible, this will be done as a non-taxable event. The procedure for the exchange will be in accordance with usual and customary standards for transfer agents. That procedure will be set forth in a "Plan of Distribution" to be mutually agreed to by the parties and approved by the Court. All Loch Harris shareholders (except any members of the class who opt out of participation in the settlement) as of a record date to be determined by the Court will be eligible for the CDEX share exchange. Due to the inclusion of certain of "Loch's Shares" and Relinquished Shares (as defined below) in the distribution, the parties contemplate that the distribution to shareholders (except any members of the class who opt out of participation in the settlement) could exceed the 1 share of CDEX for every 10 shares of Loch Harris, as disclosed in Loch Harris's previous securities filings.(1)

          (b) Notwithstanding the above, the individual defendants and any person or entity that the individual defendants directly or indirectly own or control, wholly or in part, are referred to herein as "Restricted Parties." (Loch Harris and CDEX are excepted from this definition.) All CDEX shares that Restricted Parties directly or indirectly receive, own, or have a beneficial interest in shall be restricted as follows: These CDEX shares will be non-voting shares until such time as they are sold, transferred, or assigned to persons other than Restricted Parties, at which time the shares will become voting shares. This provision will supplant any previous agreement involving a voting proxy granted to the CDEX Board of Directors for certain shares, provided that CDEX agrees to release defendants from the terms of this voting proxy. If CDEX does not release defendants, then the restriction set forth above in this subparagraph will


------------------------------
(1) The definitions for the terms "Shareholders Shares" and "Loch's Shares" are incorporated from the Asset Purchase Agreement entered into between Loch Harris and CDEX on August 4, 2001.


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT
     only apply to the extent not inconsistent with the defendants obligations' under the voting proxy. The transfer agent and any member(s) of the class will have standing to seek enforcement of this provision.

          (c) Restricted Parties will be permanently ineligible to serve as a director, officer, employee, or consultant of CDEX, provided that defendants Boone and Baker will be allowed to complete any consulting agreements with CDEX (that predate the Jan. 7, 2003 Term Sheet) necessary for the complete vesting of CDEX shares due them under those agreements, unless CDEX waives completion of the contracts as a condition precedent for vesting.

          (d) The parties shall request that the Court dissolve Loch Harris and appoint a mutually agreed liquidator to wind up the corporation's affairs, without admission of liability, effective promptly after the exchange or distribution described in paragraph 7(a), above. If the Court does not do so, the individual defendants, in their capacity as officers or directors of Loch Harris, and Loch Harris will undertake all necessary and appropriate steps to effect the dissolution of Loch Harris under Nevada law and appointment of a liquidator, effective promptly after such exchange or distribution. In either event, the liquidator's duties will be restricted solely to winding up the company's affairs as provided by Nevada law of corporate dissolution, controlling the disposition of Loch Harris's remaining assets, and paying legitimate debts owed by the corporation (except to the extent that payment of particular debts is otherwise prohibited by this agreement).

          (e) In addition to the contribution of "Loch's Shares" as set forth in subpart (a) above, at the Effective Date, (i) defendant Boone shall relinquish 200,000 shares of CDEX and relinquish his right to 5 million shares of Loch Harris that had been previously paid for but never issued; (ii) defendant Mark Baker shall relinquish 500,000 shares of CDEX; and (iii) defendant Dr. R.B. Baker shall relinquish 1 million shares of Loch Harris (in aggregate, the "Relinquished Shares"). The Relinquished Shares will be returned to the Loch Harris treasury and will not participate in the distribution of CDEX shares.

          (f) Loch Harris will pay the costs of resolving creditor claims and the costs of administering the settlement, including but not limited to giving notice, exchanging shares, and all other legitimate and necessary actions to effect the actions contemplated by this settlement. Initially, after preliminary approval but before final approval of this settlement, the cost of notice, other costs, and resolution of creditors' claims will be funded by the sale, as necessary and permissible, of "Loch's Shares" of CDEX. After the Effective Date of this settlement, payment of the remaining costs necessitated by this agreement will be further funded by the sale, as necessary and permissible, of "Loch's Shares," the Relinquished Shares, and/or other shares excluded from the exchange pursuant to paragraph 7(g), below.


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT

          (g) Upon dissolution of Loch Harris, either the liquidator or Loch Harris's board of directors, as the case may be pursuant to paragraph 7(d), will wind up the company's affairs, using the company's assets (which will consist almost entirely of reserved "Loch's Shares" of CDEX) to pay the company's necessary and appropriate business expenses and just debts. The individual defendants and Loch Harris will ensure, however, that Loch Harris will not use its remaining assets, including the "Loch's Shares" of CDEX, to pay any debts or obligations, directly or indirectly, to the individual defendants or any person or entity which they own or control, in whole or in part, except as provided in paragraph 7(h), below. Following the Court's preliminary approval of this settlement and subject to a confidentiality agreement whereby, if necessary or appropriate, the restricted person may apply to the Court for relief, the plaintiffs may designate one of their attorneys to attend any board meetings of Loch Harris, except that such person will be excluded from portions of meetings that would be confidential under attorney-client privilege or the work product doctrine. After final approval of the settlement by the Court and no less than 30 days prior to scheduled reorganization and exchange of CDEX shares to Loch Harris shareholders (except any members of the class who opt out of participation in the settlement), the board of directors will designate for inclusion in the exchange or distribution the maximum portion of the "Loch's Shares" which, at the board's discretion, subject to non-binding consultation in advance with plaintiffs' counsel concerning the board's intention and the reasons therefor and an opportunity for plaintiffs and/or defendants to petition the court for designation of a lesser or greater amount, is not necessary to meet the company's obligations in connection with this settlement and/or Loch Harris's dissolution and winding up under Nevada law, leaving in reserve as "Loch's Shares" no more than 2 million CDEX shares absent Court order authorizing additional shares. Any of the "Loch's Shares" remaining after the dissolution is completed shall be distributed supplementally and pro rata to the shareholders participating in the exchange under this settlement and class members who opted out of participation in the settlement.

          (h) The individual defendants, in their capacities as officers and directors of Loch Harris, and Loch Harris will prevent Loch Harris from issuing any new Loch Harris shares commencing November 13, 2002 and will revoke any shares issued to a Restricted Party after January 1, 2002. The individual defendants, in their capacities as officers and directors of Loch Harris, and Loch Harris will also prevent Loch from distributing any benefit whatsoever (e.g., money, stock, repayment of loans or promissory notes, compensation of any sort, or any other type of benefit) to the individual defendants or Restricted Parties between November 13, 2002 and the date of final judgment, inclusive, except (i) as specifically provided for in this agreement or (ii) for repayment of funds advanced on or after September 18, 2001 to or on behalf of Loch Harris to pay third-party claims (but not including claims made by Restricted Parties or for money that ended up in the hands of Restricted Parties).


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT

          (i) The releases described in paragraph 4 are based on the assumption that the parties will not violate this agreement prior to final judgment. If a party breaches the terms of agreement, including but not limited to paragraph 7(h), prior to final judgment and the settlement is nevertheless approved, the releases in paragraph 4 of the breaching party will not include acts constituting the breach from the date of this agreement through the date of final judgment, inclusive.

          (j) If the material relief described in this paragraph 7 cannot occur in due course as described herein and despite the parties' best efforts, the final judgment will be vacated and the releases given therein will be ineffective.

          (k) As of the date of this agreement (see paragraph 22, below), the parties will abate further litigation efforts except as appropriate to obtain preliminary and final approval of this settlement and will withdraw any pending requests for discovery.

     8.     Administration of Settlement.  Loch Harris will administer the
            ----------------------------
settlement and bear the expenses thereof, to the extent it is able to raise funds from the sale of stock as provided herein.

     9.     Effect of Opt-outs.  If the Court allows or requires a right to opt
            ------------------
out of the class (opt outs are not permitted from the derivative aspects of the litigation), opt-outs will not alter or eliminate the parties' other obligations under this agreement; except that if the opt-outs (not including Restricted Parties) hold in excess of 5% of the outstanding Loch Harris shares, then the individual defendants and Loch Harris, acting collectively, may void this agreement. In the context of paragraphs 9 and 18 hereof, "acting collectively" means that each individual defendant and nominal defendant Loch Harris will participate in discussions relating to voiding the agreement; and the individual defendants and nominal defendant Loch Harris may determine at that time, by a majority vote, the procedure that they wish to use to act collectively. Unanimity will not necessarily be required, though the individual defendants and nominal defendant Loch Harris may choose unanimity as the procedure they wish to employ for "acting collectively" to void the agreement.

     10.     Confirmatory Discovery.  The individual defendants and Loch Harris
             ----------------------
will provide forthwith to plaintiffs' counsel, subject to an appropriate confidentiality agreement and redaction of portions that are confidential under attorney-client privilege or the work product doctrine, the following documents and information: minutes of all meetings, consents in lieu of meetings, and notices of all meetings scheduled or held from January 1, 1997 through the present; articles, bylaws and all amendments thereto; and all stock ledgers. Plaintiffs' counsel will destroy or return all such material promptly after the Effective Date and, promptly thereafter, certify to all defendants' counsel that this step is done. If plaintiffs' counsel believe in good faith that such information is materially different from representations made to plaintiffs or their counsel during the course of negotiating this settlement, plaintiffs' counsel may request nonbinding mediation to recommend modifications without nullifying the settlement. Expenses of such mediation will be borne by plaintiffs' counsel.


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT

     11.     Verification.  The individual defendants, nominal defendant Loch
             ------------
Harris, and, to the extent relevant, plaintiffs, will provide to the Court and counsel reasonable verification, through affidavits, that to the best of their knowledge they are complying with the terms of the settlement. Such verifications will not include matters protected from disclosure by any privilege. The verification will occur at 1-month intervals after the Effective Date and through the date of the reorganization, CDEX share exchange or distribution, filing of articles of dissolution, and appointment of a liquidator; and at 3-month intervals thereafter until final completion of all obligations under the settlement. At that time, the parties will move for entry of an order recognizing that all such obligations have been completed.

     12.     Content of Notice.  The content of the notice of settlement shall
             -----------------
be as is customarily used required to be used in the settlement of class actions in Texas and/or pursuant to 15 U.S.C. Sec. 77c(a)(10); neutrally written; and approved by the Court. The notice shall be designed to avoid disparagement or embarrassment of the parties and be user-friendly to accomplish its intended purpose.

     13.     Cooperation in Effecting Settlement.  The parties' counsel will
             -----------------------------------
cooperate in good faith to obtain preliminary and final approval of the settlement forthwith. The parties will schedule a joint motion (but not necessarily joint briefs) for preliminary approval of the settlement and approval of the form and manner of giving notice as soon as practical. If the parties' counsel cannot timely agree on (i) the content of the notice, (ii) a proposed order giving preliminary approval, or (iii) any other settlement document, they shall each submit to the Court their respective proposals. The parties will exercise their best efforts to arrange for and comply with the following schedule, measured from the date of execution of the Jan. 7, 2003 Term Sheet (not including holiday periods):

          a)    3 weeks:     Submission for preliminary approval
          b)    5 weeks:     Notice given
          c)    9 weeks:     (4 weeks after notice) Deadline for objections or
                             opt-outs
          d)    12 weeks:    Hearing on final approval

     14.     Non-Admissibility of Settlement Documents.  If the settlement
             -----------------------------------------
contemplated by this Amended & Restated Term Sheet does not result in a final judgment, neither this agreement nor any settlement document (e.g., motions, briefing) prepared to effectuate this agreement will be admissible as evidence or used for any purpose in this litigation.

     15.     Plaintiffs' Counsel's Fees & Expenses.  As an award for their time,
             -------------------------------------
expenses, effort, and results on behalf of the class and derivatively on behalf of Loch Harris, and subject to Court approval, the transfer agent will distribute to plaintiffs' counsel, at the same time as the class share exchange,
(i) a base amount of 3.5 million shares of CDEX, or (ii) if the exchange ratio actually realized by class members is 9:1 or better, 4.5 million shares of CDEX. The individual defendants and Loch Harris will not


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT
contest a request for such awards. The individual defendants and Loch Harris recognize that plaintiffs' counsel might apply to the Court for an award consisting of the shares discussed above plus an amount of cash to cover the estimated tax liability for receipt of the non-cash fee-and-expense award; and the individual defendants, in their capacity as officers or directors of Loch Harris, and Loch Harris agree that Loch Harris will be obligated to pay such greater award if the Court approves it. The individual defendants and Loch Harris reserve the right to oppose, support, or take no position with respect to an application for such greater award; and in any event the individual defendants and Loch Harris will support the award of shares described in paragraph 15(i) and (ii) above.

     16.     Plaintiff Awards.  As an award for their time, effort, and results
             ----------------
on behalf of the class and derivatively on behalf of Loch Harris, the transfer agent will distribute to each plaintiff 25,000 additional shares of CDEX, or such lesser amount that the Court may order, at the same time as the class share exchange; and the individual defendants and Loch Harris will not contest a request for such awards.

     17.     Modification by the Court.  The affected party may void the
             -------------------------
settlement if the Court substantially disapproves or modifies any material term of the proposed settlement. Disapproval or modification in (i) the proposed schedule of settlement proceedings; (ii) the form of the proposed order giving preliminary approval; (iii) the proposed form of notice; (iv) the number of CDEX shares withheld from the share exchange; or (v) attorneys' fees, expenses, or plaintiffs' awards, will not be considered material terms for purposes of this paragraph unless they exceed the amounts specified in paragraphs 15-16, above. Disapproval or modification of (i) the consideration paid by the individual defendants under the settlement; (ii) the terms of the releases; (iii) the individual defendants' participation in the exchange of CDEX shares for Loch shares on the same terms as other Loch Harris shareholders (except for voting issues as per paragraph 7(b), above); or (iv) the 5% limit on opt-outs, if opt outs are allowed (see paragraph 9, above), will be considered material terms.

     18.     Nullification of Settlement.  The settlement will become null and
             ---------------------------
void if (a) any party voids it under paragraph 17, above; (b) the Court does not grant either preliminary or final approval of the settlement; (c) the Court fails to certify the class; (d) any court rules that the contemplated distribution is not eligible for the Sec. 3(a)(10) exemption; (e) one of the undersigned voids it under paragraph 6, above; (f) defendants, acting collectively, void it under paragraph 9, above; or (g) the parties are not able to obtain final Court approval of the settlement within a period of 8 months after the date of this agreement.

     19.     Non-Cooperation.  Plaintiffs will not aid other individuals or
             ----------------
classes that may file lawsuits against the individual defendants or Loch Harris (concerning the business of Loch Harris) in the future. Notwithstanding the above, this paragraph does not apply to any aid that may be given to any governmental authority, nor does it prohibit plaintiffs from responding to any subpoena or legal process.


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT

     20.     Continuing Jurisdiction.  The Court will retain continuing
             -----------------------
jurisdiction over this matter until all obligations under this agreement have been met. Any member of the class will have continuing standing to seek enforcement of any provision of this agreement or the final judgment, until that person no longer owns any CDEX shares, up until the order regarding completion referenced in paragraph 11, above.

     21.     Binding Agreement.  Although the parties recognize the probability
             -----------------
of executing a further written stipulation embodying the terms of the Jan. 7, 2003 Term Sheet in more detail, the parties intend that the Jan. 7, 2003 Term Sheet, the amendments thereto, and this Amended & Restated Term Sheet are binding and enforceable agreements. Any disagreement as to the meaning of this Amended & Restated Term Sheet will be submitted to the Court or a mediator for binding resolution without nullifying the settlement, provided that neither the Court nor a mediator shall have the power to materially change the terms of the Settlement without the consent of all parties. The parties, through counsel, jointly negotiated the terms of the Jan. 7, 2003 Term Sheet, the amendments thereto, and this Amended & Restated Term Sheet; and the doctrine of contra proferentem shall not apply to any interpretation thereof.

     22.     Effective Date.  The "Effective Date" of the settlement will be the
             --------------
date that a final judgment embodying the settlement contemplated herein becomes non-appealable.

     23.     Revision of Clauses Referring To Numbers of CDEX shares or Ratios
             -----------------------------------------------------------------
Involving CDEX Shares.  Dated January 24, 2003, CDEX posted a "CEO Statement" on
---------------------
its web site at www.cdex-inc.com stating that CDEX is engaging in a transaction that "will result in a 'reverse 5 - 1 stock split'." If this reverse 5 - 1 stock split occurs before the share exchange and other acts contemplated in the Amended & Restated Term Sheet, all numbers of CDEX shares and ratios of Loch Harris shares to CDEX shares expressed in pre-reverse stock split terms in the Amended & Restated Term Sheet, Amended Plan of Distribution, Notices, or any other settlement-related documents will be considered modified proportionately without further action of the parties, counsel, or the Court. See, e.g., Amended & Restated Term Sheet at paragraphs 7(a), 7(e), 7(g), 15, & 16. As an example, the reference in paragraph 7(a) of this Amended & Restated Term Sheet to "48 million shares of CDEX that Loch Harris holds as 'Shareholders Shares'" will be considered to refer to 9.6 million shares of CDEX if the 48 million shares are converted to 9.6 million shares pursuant to a reverse 5 - 1 stock split.

     24.     Date of Agreement; Counterparts; Faxed Signatures.  For purposes of
             -------------------------------------------------
identification, this Amended & Restated Term Sheet will be considered "dated" on the date of the last of the signatures indicated below. This agreement may be signed in counterparts. Faxed signatures will have the same effect as originals.


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT

     IT IS SO AGREED.


John Courtade, P.C.                          Wechsler Harwood LLP


By:                                          By:
   ---------------------------  ----------       ----------------------------  -------------
     John Courtade                 Date             Scott A. Kamber                Date
4408 Spicewood Springs Rd.                   488 Madison Ave.
Austin, TX 78759                             New York, NY 10022
Tel: (512) 502-1135                          Tel:  (212) 935-7400
Fax: (512) 502-1138                          Fax:  (212) 753-3630

Counsel for defendants Rodney Boone, Mark    Counsel for derivative plaintiffs, derivatively
Baker, and Robert Baker                      on behalf of Loch Harris


Law Office of Frank Arnold                   Law Offices of Clifford A. Cantor, P.C.


By:                                          By:
   ---------------------------  ----------       ----------------------------  -------------
     Frank Arnold                  Date              Clifford A. Cantor            Date
1515 S. Capitol of Texas Highway, Suite 415  627 208th Ave. SE
Austin, TX 78746                             Sammamish, WA 98074
(512) 306-7287                               Tel:  (425) 868-7813
(512) 306-7371                               Fax:  (425) 868-7870

Counsel for Loch Harris                      Counsel for class plaintiffs



By:
   ---------------------------  ----------
   Charles Blackwell            Date
P.O. Box 1488
Fredricksburg, TX 78624
Tel:  (830) 997-3856
Fax:  (830) 997-2974

Defendant pro se


AMENDED & RESTATED
TERM SHEET REGARDING SETTLEMENT